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June 25, 2010

BY EDGAR

H. Roger Schwall
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-4628

Re:                             Suncor Energy Inc.

Form 40-F for Fiscal Year Ended December 31, 2009

Filed March 5, 2010

File No. 1-12384

Dear Mr. Schwall:

On behalf of our client, Suncor Energy Inc. (the “Company”), we hereby acknowledge receipt of the comment letter, dated June 15, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.  As discussed with Parker Morrill of the Staff, given that the Comment Letter largely relates to newly implemented reserve disclosure requirements, the Company intends to file its response to the Comment Letter on July 19, 2010.

Should you have any questions or comments regarding this letter, please contact me at 416-360-5134.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:                                 Parker Morrill

Securities and Exchange Commission

Shawn Poirier (by email)

Suncor Energy Inc.

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